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                                                                    EXHIBIT 20.2


FORD CREDIT REPORTS RECORD 1993 EARNINGS

     DEARBORN, Mich., Feb. 9 -- Ford Motor Credit Company today reported record earnings for the third consecutive year in 1993. Chairman William E. Odom and President Edsel B. Ford II announced that net income for the year was $1.194 billion, up $155 million or 15 percent from 1992. Excluding a one-time gain resulting from the adoption of new accounting standards for income taxes and postretirement benefits in 1992, net income was up $302 million or 34 percent from a year ago.

     Compared with 1992, the earnings improvement reflected primarily higher levels of earning assets, lower credit losses, and the effect of gains on sales of receivables, partially offset by an increase in the U. S. income tax rate. At Dec. 31, Ford Credit's total gross finance receivables and net investment in operating leases were $69.6 billion compared with $60.2 billion a year earlier. Credit losses were 0.35 percent of average receivables compared with 0.60 percent a year ago.

     "Ford Credit's record 1993 earnings are a tribute to our employees who maintain a strong customer focus," Mr. Odom said. "We have been able to grow the business and reduce credit losses. Ford Credit has positioned itself well to compete in an increasingly competitive environment."

     Ford Credit provided retail financing for 2,210,000 new and used vehicles sold in the United States, up 18 percent from a year ago. The company financed 38 percent of new vehicles sold by Ford and Lincoln-Mercury dealers in the United States, equal to 1992. It also provided wholesale financing for 81 percent of Ford Motor Company sales to U. S. car and truck dealers, up three percentage points from a year ago.

     "During the past year we made tremendous strides in improving the services we provide our customers and it paid off on the bottom line," Mr. Ford noted. "Both dealer and retail customer satisfaction ratings improved dramatically last year, and we also saw a major improvement in how our employees feel about working for Ford Credit."

     Ford Credit provides vehicle financing for more than 6,000 Ford, Lincoln-Mercury, Ford Truck and affiliated automotive dealers, and for 5 million retail customers in the United States, Puerto Rico, Canada and Australia. The company provides vehicle financing for non-Ford dealers, including private-label arrangements with Jaguar and Mazda, through PRIMUS Automotive Financial Services, Inc., a wholly-owned subsidiary. In 1993, Ford Credit launched a new vehicle financing operation in Japan. Ford Credit also is a joint owner in Ford New Holland Credit Company, which provides financial services for tractor and equipment dealers in the United States and Canada. In addition, it directs the activities of the international vehicle financing
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affiliates of Ford Motor Company in 19 other countries (their financial results are not included in Ford Credit earnings), and it manages the insurance businesses of The American Road Insurance Company.

     Ford Credit is a wholly-owned subsidiary of Ford Motor
Company and part of Ford's Financial Services Group.